July 21, 2025

Christopher Missling
Chief Executive Officer
Anavex Life Sciences Corp.
630 5th Avenue, 20th Floor
New York, NY 10111

       Re: Anavex Life Sciences Corp.
           Registration Statement on Form S-3
           Filed July 14, 2025
           File No. 333-288661
Dear Christopher Missling:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jessica Dickerson at 202-551-8013 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Erin L. Fogarty, Esq.